MDS Inc. 2700 Matheson Blvd. East Suite 300, West Tower Mississauga, ON L4W 4V9 Canada www.mdsinc.com	Tel: 416 675-7661
Telephone: 416 675-6777 ext. 32230 Fax: 416 675-4095 Email: zelia.dossantos@mdsinc.com

December 18, 2008

All Securities Commissions
Toronto Stock Exchange

Dear Sirs:

RE:	MDS INC. Annual and Special Meeting of Shareholders

We wish to advise you of the following dates with respect to our upcoming meeting of shareholders:

Meeting Type:	Annual and Special
Meeting Date:	March 12, 2009
Record Date for Notice:	January 12, 2009
Record Date for Voting:	January 12, 2009
Beneficial Determination Date:	January 12, 2009
Securities entitled to vote:	Common
CUSIP Number:	55269P302

Yours truly,

MDS INC.

/s/ Zelia dos Santos

Zélia dos Santos
Manager, Corporate Compliance